CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

June 9, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Amendment no. 3 to Form 10-12G

Filed January 19, 2011

Form 10-Q for fiscal quarter  ended September 30, 2010

Filed November 9, 2010

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of February 1, 2011 regarding the above-referenced filings of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”). Each Staff comment and our response are below.

Amendment no. 3 to Form 10-12G

Overview, page 4

1.

We note your disclosure here that you have obtained third-party verification and your disclosure on page F-20 that the independent laboratory found the samples to be compliant and above the required standard. Please revise to clarify who established the "required standard" and why the standard is “required..” Also, with a view toward clarified disclosure, please tell us:

•

whether the testing provided statistically significant results, and

•

whether the testing indicated any negative results.

Response:

The registration statement has been revised to clarify who established the applicable standards and the significance of the standards, and has been further clarified to disclose that the testing provided statistically significant results, and did not indicate any negative results. Please see page 4.

2.

Regarding your response to prior comment 1:

•

Please provide additional detail regarding how you have sufficient information to provide reasonable assurance of the accuracy of your anticipated expenses of $650,000 for R&D, administrative and overhead, and sales and marketing.

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Please tell us how you have concluded that your assumptions regarding installation costs, including your estimation of installation time and hourly rate, are reasonable.

•

Please tell us basis for your estimate of residual value and any significant assumptions used to develop this estimate.

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Please tell us how your costs of complying with your obligations under the federal securities laws is included in the $2,500 monthly charge to Clear Skies; for example, we note your disclosure on page 21 that your accounting fees increased by $40,000 and your legal fees increased by $40,000 in the first nine months of 2010.

Response:

This section has been removed from the registration statement.

XTRAX Recurring Revenue Model, page 5

3.

We note your response to comment 7 and your disclosure in the sixth paragraph on page 6 regarding the average market price of an SREC in the State of New Jersey. However, it appears that New Jersey SREC pricing data based on prices reported by registered SREC account holders have ranged from $170 to S685 from August 2010 to December 2010 and from $110 to $700 from August 2009 to July 2010. Please reconcile with your disclosure.

Response:

The registration statement has been revised to disclose the weighted average auction market prices as well as the range of prices (as disclosed on http://www.pjm-eis.com/reports-and-news/public-reports.aspx.. Please see page 6.

4.

We note your response to our prior comment 8 and your disclosure in the fourth paragraph on page 6 that you have not been able to find data on the number of sub-100kW systems in the United States on a state by state basis. Given the by-state information provided in response to prior comment 5, it is unclear why you cannot provide some indication regarding the magnitude of installations in states that provide credits and incentives for which your product could be used. We also note that there appear to be a total of approximately 800 projects registered under the SREC program in New Jersey as of November 30, 2010. Please revise or advise.

Response:

The Company, with the assistance of an outside consultant, conducted a review of extensive literature that tracks photovoltaic installations in the U.S., and a specific breakdown of residential scale systems could not be found. The “SREC Registration Program” offered through the New Jersey Clean Energy Program is distinct from the number of registered generators in New Jersey. The “SREC Registration Program” is specifically for projects not eligible for credit and incentive programs. (This would typically be large commercial projects rather than residential projects.)  As the chart below shows, there are over 8,000 solar installations in New Jersey as of the end of 2010 all of which would be eligible to sell SRECs in the NJ market.

Source:

http://www.njcleanenergy.com/renewable-energy/project-activity-reports/project-activity-reports

New Jersey Renewable Energy Technologies
Installed Projects 2001 to 12/31/2010
Technology	# Projects	Total kW	Total Rebate $
Solar	8,037	259,674.3	$ 349,578,777
Biomass	17	30,905.0	$ 14,188,624
Fuel Cell	8	1,505.0	$ 4,707,312
Wind	33	7,899.1	$ 4,717,522
Total*	8,095	299,983.3	$ 373,192,234

This table indicates 8,037 solar projects installed in New Jersey over the past 10 years. Dividing the Total kW by the 8,037 solar projects indicates an average size of 32.3 kW, while homes today average only 5.3 kW each. This indicates that there are some large projects in the total, such that the number of residential projects included in the 8,037 total projects cannot be determined.

5.

Please provide us your analysis of whether state credit and incentive programs require registration before a solar project is built. If so, it is unclear why it is appropriate to base your market potential disclosure on existing installations; please advise or revise.

Response:

To the Company’s knowledge, there is no state that requires registration prior to the construction of the solar generator.  In the PJM region (Pennsylvania, New Jersey, Maryland, District of Columbia,  and Delaware) no generator can complete its registration until after the system is constructed and the appropriate authority certifies that the generator complies with their state’s regulation.  Most states allow any system that meets its state specific requirements to be eligible to sell SRECs.  New Jersey does preclude systems built prior to Jan 1, 2003 from selling into the New Jersey market, but that would not preclude that generator from selling into the Pennsylvania market or the voluntary market, for example. Attached is a comparison of RPS programs in the PJM region, prepared for the Company by a consultant. Accordingly, the Company believes it is appropriate to base its market potential disclosure on existing installations.

Competition, page 8

6.

Please expand your response to prior comment 9 to tell us the basis for your disclosure related to the costs of the products of your competitors.

Response:

The registration statement has been revised to disclose that the prices noted for competitors were obtained from the websites of the competitors, except for Centro Solar and Deck Monitors, which is based on a direct telephone inquiry.

7.

Please reconcile your response to prior comment 6 that your references to cost-effectiveness have been removed with the last sentence of this section.

Response:

The reference to cost-effectiveness has been removed from the last sentence and has been replaced with “attractive to homeowners”, which the Company believes is consistent with the rest of this paragraph.

Government Subsidies and Incentives, page 10

8.

We note your response to our prior comment 8. We also note that, in the second paragraph on page 6, you state that your business model is to license and install XTRAX on all sub-100kW systems in the United States.  However, in the fourth paragraph on page 6, you provide the total installed resident solar systems in the United States. Please revise to also disclose the total number of sub-1 00kW systems in the United States. Please also revise to disclose whether you are able to quantify the portion of the total number of disclosed installed systems which are sub-100kW systems in jurisdictions that provide renewable energy credits.

Response:

The registration statement has been revised to refer only to specific programs for SREC’s (as these are the programs that are material to the Company). These policies are tracked by the Database of State Incentives for Renewables and Efficiency (www.dsireusa.org). The Company is not aware of any reduction or suspension of such programs, based on its monitoring of this website.

Item 7. Certain Relationships and Related Transactions

9.

Please expand your disclosure added in response to prior comment 15 to explain clearly each transaction with your major shareholder, not merely aggregate and net amounts. Include in your explanation the amount of each transaction and the material terms, including the date, duration and interest rate of loans. Ensure that the amounts disclosed can be reconciled to the related-party information in your financial statements and that you have filed the governing documents.

Response:

The certain relationships and related transaction section has been revised in accordance with the Staff’s comment.

Item 13. Financial Statements, page F-1

Note 1. Nature of operations and basis of presentation, page F-7

10.

We note your response to our comment 19. Although you have added, under Basis of Presentation on page F-7, that your financial statements "did not reflect the warrant liability of $60,000" you continue to exclude this amount from the "Adjustments" column of your Balance Sheet presentation on page F-9. Please revise your presentation so that the Derivative liability for warrants is zero in the "Originally Reported" column and include it in the "Adjustments" column since the warrants were part of your restatement. Also, ensure that you properly adjust the Stockholder's Equity section for this $60,000 adjustment.

Please refer to Note 5 to the audited financial statements included in Amendment No. 4 to the Form 10.

Form 10-Q for fiscal quarter ended September 30, 2010

Item 4. Controls and Procedures, page 16

11.

We note your disclosure in the second paragraph on page 14 that your chief executive officer and chief financial officer determined that your disclosure controls and procedures were not effective as of December 31, 2009. Please amend to disclose whether your disclosure controls and procedures were determined to be effective as of the end of the period covered by the report, September 30, 2010. Refer to Regulation S-K Item 307.

Response:

The Company has filed an amendment to its 10-Q for the quarter ended September 30, 2010 to disclose that its disclosure controls and procedures were ineffective as of September 30, 2010.

Carbon 612 Corporation hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By: /s/ Ezra Green

      Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP

      Richard Salute – J H Cohn, LLP

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